FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 2/24/2009
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.
By:	/s/ Roberto Philipps	By:	/s/ Daniel Novegil

	Name: Roberto Philipps		Name: Daniel Novegil
	Title: Chief Financial Officer		Title: Chief Executive Officer
Dated: February 24, 2009

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2009	2008	2007
Continuing operations
Net sales		4,958,983	8,464,885	5,633,366
Cost of sales	6	(4,110,370)	(6,128,027)	(4,287,671)

Gross profit		848,613	2,336,858	1,345,695

Selling, general and administrative expenses	7	(531,530)	(669,473)	(517,433)
Other operating (expenses) income, net	9	(20,700)	8,662	8,514

Operating income		296,383	1,676,047	836,776

Interest expense		(105,810)	(136,111)	(133,109)
Interest income		21,141	32,178	41,613
Interest income — Sidor financial asset		135,952	—	—
Other financial income (expenses), net	10	81,639	(693,192)	(38,498)

Equity in earnings of associated companies	14	1,110	1,851	434

Income before income tax expense		430,415	880,773	707,216

Income tax (expense) benefit
Current and deferred income tax expense	11	(91,314)	(258,969)	(291,345)
Reversal of deferred statutory profit sharing	4 (m)	—	96,265	—

Income from continuing operations		339,101	718,069	415,871

Discontinued operations
Income from discontinued operations	29	428,023	157,095	579,925

Profit for the year		767,124	875,164	995,796

Attributable to:
Equity holders of the Company	28	717,400	715,418	784,490
Minority interest		49,724	159,746	211,306

		767,124	875,164	995,796

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.15	0.27	0.15

- From discontinued operations attributable to the equity holders of the Company		0.21	0.09	0.24

- For the year attributable to the equity holders of the Company		0.36	0.36	0.39
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31, 2009			Year ended December 31, 2008				Year ended December 31, 2007
	Attributable			Attributable				Attributable
	to the			to the				to the
	Company’s			Company’s				Company’s
	equity	Minority		equity	Minority			equity	Minority
	holders	interest	Total	holders	interest	Total		holders	interest	Total

Profit for the year	717,400	49,724	767,124	715,418	159,746	875,164		784,490	211,306	995,796

Other comprehensive income:

Currency translation adjustment	(42,359)	(51,563)	(93,922)	(417,746)	(85,250)	(502,996	)(1)	10,869	(13,152)	(2,283)

Cash flow hedges	31,831	4,050	35,881	(73,257)	(9,317)	(82,574)		—	—	—
Income tax relating to cash flow hedges	(8,083)	(1,029)	(9,112)	20,512	2,609	23,121		—	—	—

Other comprehensive (loss) income for the year, net of tax	(18,611)	(48,542)	(67,153)	(470,491)	(91,958)	(562,449)		10,869	(13,152)	(2,283)

Total comprehensive income for the year	698,789	1,182	699,971	244,927	67,788	312,715		795,359	198,154	993,513

(1)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See note 29 (ii).
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2009		December 31, 2008
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,040,415		4,212,313
Intangible assets, net	13	1,085,412		1,136,367
Investments in associated companies	14	6,577		5,585
Other investments, net	15	16,414		16,948
Receivables, net	16	101,317	5,250,135	120,195	5,491,408

Current assets
Receivables	17	136,300		248,991
Derivative financial instruments	25	1,588		1,516
Inventories, net	6 & 18	1,350,568		1,826,547
Trade receivables, net	19	437,835		622,992
Sidor financial asset	29 (ii)	964,359		—
Available for sale assets — discontinued operations	29 (ii)	—		1,318,900
Other investments	20	46,844		90,008
Cash and cash equivalents	20	2,095,798	5,033,292	1,065,552	5,174,506

Non-current assets classified as held for sale			9,246		5,333

			5,042,538		5,179,839

Total assets			10,292,673		10,671,247

EQUITY
Capital and reserves attributable to the company’s equity holders			5,296,342		4,597,370

Minority interest			964,897		964,094

Total equity			6,261,239		5,561,464

LIABILITIES
Non-current liabilities
Provisions	21	18,913		24,400
Deferred income tax	23	857,297		810,160
Other liabilities	24	176,626		148,690
Derivative financial instruments	25	32,627		65,847
Borrowings	26	1,787,204	2,872,667	2,325,867	3,374,964

Current liabilities
Current tax liabilities		103,171		194,075
Other liabilities	24	57,021		103,376
Trade payables		412,967		438,711
Derivative financial instruments	25	46,083		57,197
Borrowings	26	539,525	1,158,767	941,460	1,734,819

Total liabilities			4,031,434		5,109,783

Total equity and liabilities			10,292,673		10,671,247

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year			23,748		(42,359)		(18,611)	(48,542)	(67,153)

Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of business (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2009, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the year						715,418	715,418	159,746	875,164
Other comprehensive loss for the year			(52,745)		(417,746)		(470,491)	(91,958)	(562,449)

Total comprehensive (loss) income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696	—	—	—
Dividends paid in cash and other distributions (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2007	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

Profit for the year						784,490	784,490	211,306	995,796
Other comprehensive income (loss) for the year					10,869		10,869	(13,152)	(2,283)

Total comprehensive income for the year					10,869	784,490	795,359	198,154	993,513

Dividends paid in cash and other distributions (4)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)
Acquisition of business								(195)	(195)
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165

Balance at December 31, 2007	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2007, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2009	2008	2007
Cash flows from operating activities
Income from continuing operations		339,101	718,069	415,871
Adjustments for:
Depreciation and amortization	12&13	385,105	413,541	355,271
Income tax accruals less payments	31 (b)	(49,342)	(88,511)	(51,471)
Equity in earnings of associated companies	14	(1,110)	(1,851)	(434)
Interest accruals less payments	31 (b)	10,706	(84,151)	87,580
Impairment charge	27 (ii)	27,022	—	—
Changes in provisions	21	4,614	2,358	2,995
Changes in working capital	31 (b)	635,179	(1,071,472)	97,728
Interest income — Sidor financial asset	29 (ii)	(135,952)	—	—
Net foreign exchange results and others		(53,565)	629,530	28,878

Net cash provided by operating activities		1,161,758	517,513	936,418

Cash flows from investing activities
Capital expenditures	12&13	(208,590)	(587,904)	(344,293)
Acquisition of business:
Purchase consideration	3	(196)	—	(1,728,869)
Cash acquired	3	—	—	190,087
Income tax credit paid on business acquisition	3	—	—	(297,700)
Decrease (Increase) in other investments		43,163	(24,674)	(65,337)
Proceeds from the sale of property, plant and equipment		3,245	2,103	24,490
Proceeds from Sidor financial asset	29 (ii)	953,611	—	—
Proceeds from the sale of discontinued operations	29 (i)	—	718,635	—
Discontinued operations	29 (iv)	—	242,370	419,305

Net cash provided by (used in) investing activities		791,233	350,530	(1,802,317)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		—	(100,237)	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		—	(19,595)	(20,000)
Contributions from minority shareholders in consolidated subsidiaries		—	—	1,165
Proceeds from borrowings		219,037	519,809	4,052,745
Repayments of borrowings		(1,141,625)	(1,152,886)	(2,574,627)

Net cash (used in) provided by financing activities		(922,588)	(752,909)	1,359,046

Increase in cash and cash equivalents		1,030,403	115,134	493,147

Movement in cash and cash equivalents
At January 1,		1,065,552	1,125,830	632,941
Effect of exchange rate changes		(157)	(17,518)	(258)
Increase in cash and cash equivalents		1,030,403	115,134	493,147
Cash & cash equivalents of discontinued operations at March 31, 2008		—	(157,894)	—

Cash and cash equivalents at December 31,	20	2,095,798	1,065,552	1,125,830

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating (expenses) income, net
10	Other financial income (expenses), net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net — non current
16	Receivables, net — non current
17	Receivables — current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions — non current
22	Allowances — current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Subsequent Events — Sidor Compensation Payments

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
1 General information
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006. As from that date, 2,004,743,442 shares were outstanding.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2010), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”).
Ternium was assigned the equity interests previously held by its ultimate parent company San Faustín N.V. (“San Faustín”) and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (Ternium’s transition date to IFRS) and no adjustment has been made to reflect fair values at the time of the contribution.
Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.
These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2010.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%

Hylsamex S.A. de C.V. (1)	Mexico	Holding company	—	—	88.23%

Siderar S.A.I.C.	Argentina	Manufacturing and selling of flat steel products	60.94%	60.93%	60.93%

Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	—	—	56.38%

Ternium Internacional S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%

Ylopa — Servicos de Consultadoria Lda. (3)	Portugal	Participation in the debt restructuring process of Amazonia and Sidor C.A.	94.38%	94.38%	95.66%

Consorcio Siderurgia Amazonia S.L.U. (formerly Consorcio Siderurgia Amazonia Ltd.) (4)	Spain	Holding of investments in Venezuelan steel companies	94.38%	94.38%	94.38%

Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%

Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rolled prepainted, formed and skelped steel sheets	—	—	61.32%

Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.97%	60.96%	60.93%

Inversiones Basilea S.A. (7)	Chile	Purchase and sale of real estate and other	60.94%	60.93%	60.93%

Prosid Investments S.C.A.(7)	Uruguay	Holding company	60.94%	60.93%	60.93%

Ternium Internacional España S.L.U. (8)	Spain	Marketing of steel products	100.00%	100.00%	100.00%

Ternium International Ecuador S.A. (9)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%

Ternium International USA Corporation (9)	USA	Marketing of steel products	100.00%	100.00%	100.00%

Ternium Internationaal B.V. (9)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%

Ternium Internacional Perú S.A.C. (9)	Peru	Marketing of steel products	100.00%	100.00%	100.00%

Ternium Internacional de Colombia S.A. (formerly Imsa Colombia S.A.) (9)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%

Ternium International Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%

Hylsa S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	88.23%

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.71%	88.71%	88.23%

Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.71%	88.71%	88.23%

Galvacer America Inc (10)	USA	Distributing company	88.71%	88.71%	88.23%

Galvamet America Corp (10)	USA	Manufacturing and selling of insulates panel products	88.71%	88.71%	88.23%

Transamerica E. & I. Trading Corp (10)	USA	Scrap company	88.71%	88.71%	88.23%

Las Encinas S.A. de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	88.71%	88.71%	88.23%

Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.71%	88.71%	88.23%

Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (11)	Mexico	Exploration, explotation and pelletizing of iron ore	44.36%	44.36%	44.12%

Peña Colorada Servicios S.A. de C.V. (11)	Mexico	Services	44.36%	44.36%	44.12%

Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%

Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	100.00%	100.00%

Servicios Integrales Nova de Monterrey S.A. de C.V. (12)	Mexico	Medical and Social Services	66.09%	66.09%	65.73%

Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	88.71%	88.71%	100.00%

Sefimsa S.A. de C.V. (13)	Mexico	Financial Services	88.71%	88.71%	100.00%

Ecore Holding S. de R.L. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%

Neotec L.L.C. (13)	USA	Holding company	88.71%	88.71%	100.00%

Treasury Services S.A. de C.V. (formerly Treasury Services L.L.C.) (13)	Mexico	Financial Services	88.71%	88.71%	100.00%

APM, S.A. de C.V. (13)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%

Acedor, S.A. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%

Empresas Stabilit S.A. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%

Acerus S.A. de C.V. (13)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%

Imsa Monclova S.A. de C.V. (13)	Mexico	Services	88.71%	88.71%	100.00%

Ternium Internacional Guatemala S.A. (formerly Industrias Monterrey S.A.) (13)	Guatemala	Manufacturing and selling of steel products	88.71%	88.71%	100.00%

Corporativo Grupo Imsa S.A. de C.V. (13)	Mexico	Services	88.71%	88.71%	100.00%

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ternium USA Inc. (formerly Imsa Holding Inc.) (13)	USA	Holding company	88.71%	88.71%	100.00%

Ternium Guatemala S.A. (formerly Industria Galvanizadora S.A.) (13)	Guatemala	Manufacturing and selling of steel products	88.71%	88.71%	100.00%

Imsa Caribbean Inc. (13)	Puerto Rico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%

Ternium Internacional Nicaragua S.A. (formerly Industria Galvanizadora S.A.) (13)	Nicaragua	Manufacturing and selling of steel products	88.18%	88.09%	99,30%

Ternium Internacional Honduras S.A. de C.V. (formerly Industria Galvanizadora de Honduras S.A. de C.V.) (13)	Honduras	Manufacturing and selling of steel products	88.00%	88.00%	99.20%

Ternium Internacional El Salvador, S.A. de C.V. (formerly Industria Galvanizadora S.A. de C.V.) (13)	El Salvador	Manufacturing and selling of steel products	88.65%	88.65%	99.93%

Ternium Internacional Costa Rica S.A. (formerly Industrias Monterrey S.A) (13)	Costa Rica	Manufacturing and selling of steel products	88.71%	88.71%	100.00%

Dirken Company S.A. (14)	Uruguay	Holding Company	100.00%	100.00%	—

Secor- Servicios Corporativos S.A.	Venezuela	Holding Company	94.38%	93.44%	—

Ternium Brasil S.A.	Brazil	Holding Company	100.00%	100.00%	—

Ternium Engineering & Services S.A.(15)	Uruguay	Engineering and other services	100.00%	—	—

Ternium Ingeniería y Servicios de Argentina S.A. (15)	Argentina	Engineering services	100.00%	—	—

Ternium Ingeniería y Servicios de Mexico S.A. de C.V. (15)	Mexico	Engineering and other services	100.00%	—	—

(1)	Effective April 1, 2008 it was merged with and into Ternium Mexico S.A. de C.V.

(2)	See Note 29 (ii).

(3)	Directly (85.62%) and indirectly through Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%.

(4)	Indirectly through Ylopa — Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, this subsidiary was relocated into Spain (formerly Cayman Islands)

(5)	As of December, 2008 it was merged with and into Impeco S.A.

(6)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(7)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.

(8)	Indirectly through Dirken Company S.A. Total voting rights held 100.00%

(9)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 99.93%.

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(12)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(13)
Indirectly through Ternium Mexico S.A. de C.V. (see Note 3). Effective April 1, 2008 Siderar exchanged all of its shares in Hylsamex for shares in Ternium Mexico S.A. de C.V., thus reducing Ternium’s indirect participation in all of Ternium Mexico’s subsidiaries.

(14)	Incorporated during 2008, as a result of a spin off of Ternium Internacional S.A.

(15)	Incorporated during 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Acquisition of business
Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)
On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.
Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.
Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.
Grupo Imsa is a steel manufacturer with operations in Mexico, the United States, Guatemala, Nicaragua, Honduras, El Salvador and Costa Rica. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.
Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

	USD Thousands
	Fair value	Book value
Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949

Net	1,207,158	543,948
Goodwill	455,776
Goodwill — Discontinued operations	65,740

Total Purchase Consideration	1,728,674

Other cash consideration — Income Tax paid on the transaction	297,700

(1)	These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.
Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.
Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against income tax obligations for the following three fiscal years. As the Company initially expected to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment. As of December 31, 2009, there was no remaining tax credit and as of December 31, 2008 the remaining tax credit totaled USD 28.2 million.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Acquisition of business (continued)
Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
The transactions were financed primarily through the incurrence of debt as follows:
•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility were to be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

•
Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

The loans are divided in two tranches of equal principal amount. Tranche A loans are being repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.
These facilities contain covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.
Pro forma data including acquisitions for the year ended December 31, 2007
Had the Grupo Imsa transaction been consummated on January 1, 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately USD 9.6 billion and USD 0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
Subsidiary reorganization
Effective April 1, 2008, Ternium Mexico S.A. de C.V. (“Ternium Mexico”) was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
4 Accounting policies
These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2008, except for the application of the following accounting pronouncements, which became effective on January 1, 2009:
1) IAS 1 revised, “Presentation of Financial Statements”
IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Ternium has applied IAS 1 revised that, among other changes, has incorporated the following:
(a)
all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) have been presented separately from non-owner changes in equity. Under IAS 1 revised, an entity is not permitted to present components of comprehensive income (i.e. non-owner changes in equity) in the statement of changes in equity;

(b)	income and expenses have been presented in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity;

(c)	components of other comprehensive income have been displayed in the statement of comprehensive income; and

(d)	total comprehensive income has been presented in the financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
2) IAS 23 revised, “Borrowing Costs”
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period.
At December 31, 2009, the capitalized borrowing costs are not material.
3) IFRS 8, “Operating Segments”
Ternium adopted IFRS 8 “Operating Segments” as from January 1, 2007, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Note 4(u).
4) IFRS 7, “Financial Instruments — Disclosures (amendment)”
This amendment, effective 1 January 2009, requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.
The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:
(a) Group accounting
(1) Subsidiary companies
Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.
(2) Joint ventures
The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.
Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(a) Group accounting (continued)
(3) Associated companies
Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.
(4) First-time application of IFRS
The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS statement of financial position at that date.
In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:
4.1. Exemptions from full retrospective application — elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application.
(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.
(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.
4.2 Exceptions from full retrospective application followed by the Company
Ternium has applied the following mandatory exceptions from retrospective application.
(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.
(b) Hedge accounting exception
At January 1, 2003, the Company did not have derivatives that qualify for hedge accounting. This exception is therefore not applicable.
(c) Estimates exception
Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.
(d) Assets held for sale and discontinued operations exception
Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(b) Foreign currency translation
(1) Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.
(2) Subsidiary companies
The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized within other comprehensive income.
In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.
(3) Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.
(c) Financial instruments
Non derivative financial instruments
Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following specified categories:
•	Financial assets as at fair value through profit or loss: mainly financial assets that are held for trading;

•	Held to maturity investments: these investments are recorded at amortized cost using the effective interest method less accumulated impairment, with revenue recognized on an effective yield basis;

•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period;

•
Loans and receivables: are measured at amortized cost using the effective interest method less accumulated impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•	Other non derivative financial instruments are measured at amortized cost using the effective interest method, less accumulated impairment losses when applicable.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the trade date.
Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(c) Financial instruments (continued)
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial Risk management”.
(d) Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.
Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.
Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.
Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	10-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).
(e) Intangible assets
(1) Information system projects
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.
Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(e) Intangible assets (continued)
(2) Mining concessions and exploration costs
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value at acquisition date less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. Capitalization is made within Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.
(3) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.
(4) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2009, 2008 and 2007 totaled USD 0.7 million, USD 0.8 million and USD 1.1 million, respectively.
(5) Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.
Customer relationships are amortized over a useful life of approximately 10 years.
(6) Trademarks
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.
Trademarks are amortized over a useful life of approximately 5 years.
(f) Impairment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(f) Impairment (continued)
In order to test goodwill for impairment and other assets indicated as possibly impaired, the “fair value less costs to sell” of the related cash-generating unit is calculated and only if it is lower than the carrying amount is the value in use determined. Ternium uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. Discounted Cash Flow (DCF) method to determine the “fair value less costs to sell” of a related cash-generating unit, starts with a forecast of all expected future net cash flows.
The net present values involve highly sensitive estimates and assumptions specific to the nature of Ternium’s activities with regard to:
•	The amount and timing of projected future cash flows;

•	The discount rate selected and;

•	The tax rate selected
The discount rates used are based on Ternium’s weighted average cost of capital, which is adjusted for specific country and currency risks associated with the cash flow projections. To perform the test, post-tax rates have been applied. Discount rates used range from 11.8 to 16.7%.
Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible asset, was recorded for the amount of USD 27.0 million. See note 27 (ii). At December 31, 2008 and 2007, no impairment provisions were recorded.
(g) Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.
All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.
Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.
(h) Inventories
Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier’s invoice cost.
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (v) (4)).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(i) Trade receivables
Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.
A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value, except for time deposits which are carried at amortized cost and its amount does not defer significantly from its fair value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition).
In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2009 and 2008 totals USD 9.2 million and USD 5.3 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.
(l) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized borrowing costs are amortized over the life of their respective debt.
(m) Income taxes — current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.
On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.
The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.
Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(m) Income taxes — current and deferred (continued)
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.
In 2008, Hylsa S.A. de C.V. (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees were transferred to the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the Consolidated Income Statement.
(n) Employee liabilities
(1) Pension obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
Mexico
Ternium Mexico has defined benefit and defined contribution plans.
The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.
The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(n) Employee liabilities (continued)
Argentina
Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.
(2) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.
(3) Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.
As of December 31, 2009, the outstanding liability corresponding to the Program amounts to USD 5.7 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2009, is USD 8.3 million.
(4) Social security contributions
Social security laws in force in Argentina and Mexico provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
(o) Provisions and other liabilities
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.
(p) Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(q) Revenue recognition
Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.
Interest income is recognized on an effective yield basis.
Income from participation account is recognized when earned according to its contractual terms (see Note 29 (iii)).
(r) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(s) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).
(t) Derivative financial instruments and hedging activities
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2009, the effective portion of designated cash flow hedges amounts to USD 32.7 million (net of taxes for USD 14.0 million) and is included under “cash flow hedges” line item in the statement of comprehensive income.
More information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.
(u) Segment information
Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.
Reportable geographical information: There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.
Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditures is based on their corresponding location.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(v) Critical Accounting Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.
The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(1) Goodwill impairment test
Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2009 was 11.8% and no impairment charge resulted from the impairment test performed.
(2) Income taxes
Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2009.
(3) Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates.
The loss contingencies provision amounts to USD 18.9 million as of December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Accounting policies (continued)
(v) Critical Accounting Estimates
(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.
As of December 31, 2009 there was no allowance for net realizable value, whereas of December 31, 2008, USD 160.9 million had been recorded as allowance for net realizable value and USD 58.2 million and USD 124.9 million, respectively, had been recorded as allowance for obsolescence.
(5) Valuation of the Sidor financial asset
As further described in Note 29 (ii), on May 7, 2009, the Company reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD 1.97 billion, out of which USD 400 million were paid in cash on that date. The initial measurement of the outstanding receivable was performed on the basis of its discounted amount using an annual discount rate of 14.36%. Subsequently, this receivable was valued at its amortized cost using the effective interest rate.
The discount rate used for the initial measurement of this receivable was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks. See note 34 “Subsequent Events — Sidor Compensation Payments.”
(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
(7) Allowances for Doubtful Accounts
Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.
As of December 31, 2009, allowance for doubtful accounts totals USD 16.7 million.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
5 Segment information
Reportable operating segments

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2009
Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating (expenses) income, net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures — PP&E	178,425	10,270	1,983	—	190,678
Depreciation — PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property, plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Sidor financial asset	—	—	—	964,359	964,359
Other assets	—	—	—	2,414,084	2,414,084

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2008

Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income, net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	311,624	18,422	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property, plant and equipment, net	3,911,919	260,925	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets — discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
5 Segment information (continued)

	Flat steel	Long Steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	4,731,715	772,829	128,822	—	5,633,366
Cost of sales	(3,633,368)	(581,123)	(73,180)	—	(4,287,671)

Gross profit	1,098,347	191,706	55,642	—	1,345,695

Selling, general and administrative expenses	(439,170)	(66,513)	(11,750)	—	(517,433)
Other operating income, net	4,970	4,044	(500)	—	8,514

Operating income	664,147	129,237	43,392	—	836,776

Capital expenditures — PP&E	285,858	21,463	1,277	—	308,598
Depreciation — PP&E	281,886	20,237	7,733	—	309,856

Segment assets
Inventories, net	1,345,386	91,170	12,917	—	1,449,473
Trade receivables, net	553,692	87,237	18,542	—	659,471
Property, plant and equipment, net	4,446,680	312,375	42,309	—	4,801,364
Intangible assets, net	1,319,544	63,506	53,539	—	1,436,589
Assets — discontinued operations	—	—	—	3,599,667	3,599,667
Other assets	—	—	—	1,702,518	1,702,518
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	South and
	Central	North	Europe and
	America	America	other	Total
Year ended December 31, 2009
Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment , net	1,297,289	2,743,045	81	4,040,415

Capital expenditures — PP&E	117,583	73,044	51	190,678
Depreciation — PP&E	111,895	201,071	14	312,980

Year ended December 31, 2008
Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment, net	1,424,382	2,787,903	28	4,212,313

Capital expenditures — PP&E	325,496	218,753	8	544,257
Depreciation — PP&E	132,891	200,843	27	333,761

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
5 Segment information (continued)

	South and
	Central	North	Europe and
	America	America	other	Total
Year ended December 31, 2007
Net sales	2,150,717	3,340,982	141,667	5,633,366
Segment assets
Trade receivables, net	57,625	589,418	12,428	659,471
Property, plant and equipment, net	1,363,016	3,438,298	48	4,801,362

Capital expenditures — PP&E	140,259	168,339	—	308,598
Depreciation — PP&E	127,314	182,504	38	309,856
6 Cost of sales

	Year ended December 31,
	2009	2008	2007

Inventories at the beginning of the year	1,826,547	1,449,476	896,588

Acquisition of business (Note 3)	—	—	501,304
Translation differences	(46,857)	(440,685)	(11,571)
Plus: Charges for the year
Raw materials and consumables used and other movements	2,473,327	5,374,363	3,313,355
Services and fees	126,325	154,176	118,819
Labor cost	378,558	481,057	348,027
Depreciation of property, plant and equipment	308,156	328,260	300,161
Amortization of intangible assets	14,462	19,023	17,434
Maintenance expenses	221,175	277,753	224,697
Office expenses	4,997	8,347	6,770
Freight and transportation	32,846	37,735	30,899
Insurance	9,256	8,695	6,076
(Recovery) Charge of obsolescence allowance	(7,556)	82,125	(2,965)
Valuation allowance	127,553	199,972	—
Recovery from sales of scrap and by-products	(27,326)	(60,379)	(69,394)
Others	19,475	34,656	56,947

Less: Inventories at the end of the year	(1,350,568)	(1,826,547)	(1,449,476)

Cost of Sales	4,110,370	6,128,027	4,287,671

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
7 Selling, general and administrative expenses

	Year ended December 31,
	2009	2008	2007

Services and fees	46,923	65,221	50,480
Labor cost	150,914	199,304	159,027
Depreciation of property plant and equipment	4,824	5,501	9,695
Amortization of intangible assets	57,663	60,757	27,981
Maintenance and expenses	6,858	7,737	11,629
Taxes	65,889	79,286	61,123
Office expenses	26,134	32,682	22,362
Freight and transportation	156,520	189,848	155,929
(Decrease) Increase of allowance for doubtful accounts	(1,635)	2,861	(915)
Others	17,440	26,276	20,122

Selling, general and administrative expenses	531,530	669,473	517,433

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2009	2008	2007
Wages, salaries and social security costs	450,828	636,018	448,360
Termination benefits	55,358	22,604	39,992
Pension benefits (Note 24 (i))	23,286	21,739	18,702

	529,472	680,361	507,054

9 Other operating (expenses) income, net

	Year ended December 31,
	2009	2008	2007

Results from the sale of sundry assets	(2,121)	5,535	12,419
Provision for legal claims and other matters (Note 21)	(4,614)	(2,358)	(2,995)
Impairment charge (note 27 (ii))	(27,022)	—	—
Others	13,057	5,485	(910)

Total other operating (expenses) income, net	(20,700)	8,662	8,514

10 Other financial income (expenses), net

	Year ended December 31
	2009	2008	2007
Debt issue costs	(5,149)	(11,314)	(9,061)
Net foreign exchange gain (loss)	83,057	(632,735)	(18,436)
Change in fair value of derivative instruments	10,607	(32,480)	2,477
Others	(6,876)	(16,663)	(13,478)

Other financial income (expenses), net	81,639	(693,192)	(38,498)

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2009	2008(1)	2007
Current tax	(124,647)	(502,425)	(272,004)
Deferred tax (Note 23)	(24,812)	300,614	(20,109)
Deferred tax — effect of changes in tax rates (Note 23)	(11,216)	—	—
Effect of change in fair value of cash flow hedge	9,112	(23,121)	—
Recovery of income tax	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768

	(91,314)	(162,704)	(291,345)

(1)	Includes the reversal of deferred statutory profit sharing.
Income tax expense for the years ended December 31, 2009, 2008 and 2007 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2009	2008	2007
Income before income tax	430,415	880,773	707,216

Income tax expense at statutory tax rate	(92,662)	(238,822)	(342,932)
Non taxable income	1,940	40,785	58,885
Non deductible expenses	(49,625)	(16,411)	(3,608)
Recovery of income tax	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768
Provisions for tax loss carry-forwards	—	(10,484)	(4,458)
Effect of changes in tax rate	(11,216)	—	—

Income tax expense	(91,314)	(162,704)	(291,345)

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
12 Property, plant and equipment, net
Year ended December 31, 2009

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686
Translation differences	11,665	(81,486)	(101,317)	(11,286)	(16,901)	(4,314)	(203,639)
Additions	6,892	1,276	1,692	1,170	179,648	—	190,678
Disposals / Consumptions	—	—	(760)	(4,613)	(2,483)	(3,288)	(11,144)
Transfers	(5,922)	55,188	94,542	1,770	(152,593)	—	(7,015)

Values at the end of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Depreciation
Accumulated at the beginning of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)
Translation differences	—	45,341	112,784	9,743	—	1,269	169,137
Depreciation charge	—	(67,866)	(234,688)	(9,985)	—	(441)	(312,980)
Disposals / Consumptions	—	—	316	2,724	—	25	3,065

Accumulated at the end of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)

At December 31, 2009	424,722	957,244	2,214,592	24,759	387,721	31,377	4,040,415

Year ended December 31, 2008

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	469,875	1,615,227	4,568,892	169,548	234,200	32,861	7,090,603
Translation differences	(92,813)	(209,698)	(672,121)	(19,124)	(67,714)	(2,890)	(1,064,360)
Additions	35,171	11,969	929	4,453	481,514	10,221	544,257
Disposals / Consumptions	(146)	(24)	(5,317)	(3,160)	(167)	—	(8,814)
Transfers	—	119,373	137,954	10,456	(267,783)	—	—

Values at the end of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Depreciation
Accumulated at the beginning of the year	—	(512,284)	(1,644,709)	(130,009)	—	(2,239)	(2,289,241)
Translation differences	—	52,570	203,427	13,459	—	235	269,691
Depreciation charge	—	(72,342)	(248,939)	(12,418)	—	(62)	(333,761)
Disposals / Consumptions	—	—	1,907	2,031	—	—	3,938

Accumulated at the end of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)

At December 31, 2008	412,087	1,004,791	2,342,023	35,236	380,050	38,126	4,212,313

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
13 Intangible assets, net
Year ended December 31, 2009

		Mining	Customer
		concessions	relationships
	Information	and	and other
	system	exploration	contractual
	projects	costs	rights	Trademarks	Goodwill	Total

Cost
Values at the beginning of the year	97,358	112,840	304,931	71,358	683,702	1,270,189
Translation differences	(4,417)	4,778	10,505	2,000	24,941	37,807
Additions	6,128	11,784	—	—	—	17,912
Disposals / Consumptions	(333)	(4,926)	—	—	—	(5,259)
Impairment charge (see note 27 (ii))	—	—	(27,022)	—	—	(27,022)
Transfers	—	245	—	—	—	245

Values at the end of the year	98,736	124,721	288,414	73,358	708,643	1,293,872

Amortization
Accumulated at the beginning of the year	(50,145)	(24,429)	(43,015)	(16,233)	—	(133,822)
Translation differences	2,841	(1,358)	(3,007)	(989)	—	(2,513)
Amortization charge	(19,059)	(9,781)	(28,452)	(14,833)	—	(72,125)

Accumulated at the end of the year	(66,363)	(35,568)	(74,474)	(32,055)	—	(208,460)

At December 31, 2009	32,373	89,153	213,940	41,303	708,643	1,085,412

Year ended December 31, 2008

		Mining	Customer
		concessions	relationships
	Information	and	and other
	system	exploration	contractual
	projects	costs	rights	Trademarks	Goodwill	Total

Cost
Values at the beginning of the year	81,568	127,434	371,136	85,343	850,702	1,516,183
Translation differences	(14,383)	(27,722)	(66,445)	(14,091)	(167,000)	(289,641)
Additions	30,173	13,128	240	106	—	43,647

Values at the end of the year	97,358	112,840	304,931	71,358	683,702	1,270,189

Amortization
Accumulated at the beginning of the year	(38,154)	(21,394)	(14,097)	(5,949)	—	(79,594)
Translation differences	6,853	5,870	9,056	3,773	—	25,552
Amortization charge	(18,844)	(8,905)	(37,974)	(14,057)	—	(79,780)

Accumulated at the end of the year	(50,145)	(24,429)	(43,015)	(16,233)	—	(133,822)

At December 31, 2008	47,213	88,411	261,916	55,125	683,702	1,136,367

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
14 Investments in associated companies

	As of December 31,
	2009	2008
At the beginning of the year	5,585	3,815
Translation adjustment	(118)	(81)
Equity in earnings of associated companies	1,110	1,851

At the end of the year	6,577	5,585

The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2009	2008	2009	2008

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	5,440	4,287
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,058	1,212
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	79	86

				6,577	5,585

(1)	Holding Company. Indirectly through the participation in Ternium Procurement S.A.

(2)	Consulting and financial services. Indirectly through the participation in Siderar.

(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
15 Other investments, net — non-current

	As of December 31,
	2009	2008
Time deposits with related parties (i) (Note 30)	16,161	15,075
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	53	1,680
Others	200	193

Total	16,414	16,948

(i)	Time deposits with related parties
The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii)	Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.
Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.
16 Receivables, net — non-current

	As of December 31,
	2009	2008
Receivables with related parties (Note 30)	372	492
Employee advances and loans	10,103	16,371
Advances to suppliers for the purchase of property, plant and equipment	36,446	48,690
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 30)	15,168	22,422
Tax credits	29,676	11,887
Others	9,968	20,503
Allowance for doubtful accounts (Note 21 )	(416)	(170)

	101,317	120,195

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
17 Receivables — current

	As of December 31,
	2009	2008
Value added tax	30,777	87,113
Tax credits	66,271	80,280
Income tax credit paid on business acquisition (Note 3)	—	28,214
Employee advances and loans	8,822	7,300
Advances to suppliers	4,059	9,157
Advances to suppliers with related parties (Note 30)	519	4,878
Expenses paid in advance	4,676	3,770
Government tax refunds on exports	10,603	6,520
Receivables with related parties (Note 30)	892	2,543
Others	9,681	19,216

	136,300	248,991

18 Inventories, net

	As of December 31,
	2009	2008
Raw materials, materials and spare parts	438,231	708,333
Goods in process	678,977	1,069,904
Finished goods	213,025	315,670
Goods in transit	78,488	18,458
Obsolescence allowance (Note 22)	(58,153)	(124,883)
Valuation allowance (Note 22)	—	(160,935)

	1,350,568	1,826,547

19 Trade receivables, net

	As of December 31,
	2009	2008
Current accounts	441,952	627,451
Trade receivables with related parties (Note 30)	12,193	18,891
Allowance for doubtful accounts (Note 22)	(16,310)	(23,350)

	437,835	622,992

20 Cash, cash equivalents and other investments

	As of December 31,
	2009	2008
(i) Other investments
Deposits	46,844	90,008

(ii) Cash and cash equivalents
Cash at banks and deposits	2,095,798	1,065,552

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted from
	assets	Liabilities
	Allowance for	Legal claims
	doubtful	and
	accounts	other matters
Year ended December 31, 2009
Values at the beginning of the year	170	24,400
Translation differences	(18)	(1,538)
Additions	264	7,887
Reversals	—	(3,273)
Uses	—	(8,563)

At December 31, 2009	416	18,913

Year ended December 31, 2008
Values at the beginning of the year	512	26,919
Translation differences	(20)	(3,662)
Additions	—	11,359
Reversals	(322)	(9,001)
Uses	—	(1,215)

At December 31, 2008	170	24,400

22 Allowances — current

	Deducted from assets
	Allowance for	Obsolescence	Valuation
	doubtful accounts	allowance	allowance
Year ended December 31, 2009
Values at the beginning of the year	23,350	124,883	160,935
Translation differences	(561)	(216)	(2,918)
Reversals	(3,860)	(65,465)	—
Additions	1,961	57,909	127,553
Uses	(4,580)	(58,958)	(285,570)

At December 31, 2009	16,310	58,153	—

Year ended December 31, 2008
Values at the beginning of the year	26,097	67,748	—
Translation differences	(2,478)	(19,149)	(39,037)
Reversals	(3,931)	(40,084)	—
Additions	7,113	122,209	199,972
Uses	(3,451)	(5,841)	—

At December 31, 2008	23,350	124,883	160,935

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2009	2008
At beginning of the year	(810,160)	(1,252,300)
Translation differences	11,574	141,526
Deferred income tax expense included within discontinued operations	(22,683)	—
Effect of changes in tax rate	(11,216)	—
Deferred tax (charge) credit	(24,812)	300,614

At end of the year	(857,297)	(810,160)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2009

At beginning of year	(748,342)	3,964	(101,252)	(79,243)	(924,873)

Translation differences	11,637	(2,224)	(3,323)	5,449	11,539
Deferred income tax expense included within discontinued operations	—	—	—	(22,683)	(22,683)
Effect of changes in tax rate	(4,376)	(4,095)	(3,200)	(30)	(11,701)
Deferred tax credit (charge)	53,961	(52,870)	13,047	(33,514)	(19,376)

At end of year	(687,120)	(55,225)	(94,728)	(130,021)	(967,094)

				Total at
		Trade		December 31,
Deferred tax assets	Provisions	Receivables	Other	2009

At beginning of year	72,227	6,819	35,667	114,713

Translation differences	841	342	(1,148)	35
Effect of changes in tax rate	2,691	394	(2,600)	485
Income statement credit (charge)	(12,566)	280	6,850	(5,436)

At end of year	63,193	7,835	38,769	109,797

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
The amounts shown in the statement of financial position include the following:

	As of December 31,
	2009	2008
Deferred tax assets to be recovered after more than 12 months	61,916	48,189
Deferred tax liabilities to be settled after more than 12 months	(911,289)	(927,764)

	(849,373)	(879,575)

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2009	2008
(i) Other liabilities — non-current

Termination benefits	4,114	4,187
Pension benefits	151,562	125,700
Related parties (Note 30)	1,058	1,021
Other	19,892	17,782

	176,626	148,690

Pension benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2009	2008
Present value of unfunded obligations	201,145	156,359
Unrecognized prior service costs	(4,120)	(4,657)
Unrecognized actuarial losses	(45,463)	(26,002)

Liability in the statement of financial position	151,562	125,700

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	4,594	5,589
Interest cost	17,351	14,027
Amortization of prior service costs	529	661
Net actuarial losses recognized in the year	812	1,462

Total included in labor costs	23,286	21,739

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2009	2008
At the beginning of the year	125,700	133,229

Transfers and new participants of the plan	(795)	(139)
Total expense	23,286	21,739
Translation differences	4,711	(26,006)
Contributions paid	(1,340)	(639)
Effect of companies under joint control (see Note 4 (a) (2))	—	(2,484)

At the end of the year	151,562	125,700

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
24 Other liabilities (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2009	2008
Discount rate	9.50%	9.75%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
Argentina	2009	2008
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2009	2008
(ii) Other liabilities — current
Payroll and social security payable	40,656	88,610
Termination benefits	7,663	3,620
Related Parties (Note 30)	4,792	1,563
Others	3,910	9,583

	57,021	103,376

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2009 and 2008 were as follows:

	Year ended December 31,
	2009	2008
Contracts with positive fair values:

Foreign exchange contracts	1,588	1,516

	1,588	1,516

Contracts with negative fair values:

Interest rate swap contracts	(78,710)	(97,153)
Foreign exchange contracts	—	(13,553)
Commodities contracts	—	(12,338)

	(78,710)	(123,044)

Derivative financial instruments breakdown is as follows:
a)Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2009, most of the Company’s long-term borrowings were at variable rates.
Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 50% of its total exposure.
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in September 2011 and March 2012.
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements are due in July 2012. As of December 31, 2009, these contracts were accounted for as cash flow hedges. As of December 31, 2009, the outstanding balance of the pre-tax reserve recorded in other comprehensive income is USD 46.7 million.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
25 Derivative financial instruments (continued)
Net fair values of derivative financial instruments (continued)
b)Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the US Dollar.
During 2009, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount hedged as of December 31, 2009 was EUR 0.8 million with a forward price of 1.49 US Dollars per Euro.
Beginning in October 2009, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 5.3 million, at an exchange rate of 1.46 US Dollars per Euro, to manage its exposure to investments in Euros. This forward agreement is due on April 9, 2010.
Furthermore, during 2009, Ternium Mexico has been hedging its long-term exposure denominated in MXN. As of December 31, 2009, Ternium Mexico has a notional amount of MXN 1,167 million at an average exchange rate of 12.97 Mexican Pesos per US Dollar.
As of December 31, 2009, Prosid Investments had a non-deliverable forward (NDF) agreement with a notional amount of ARS 36.3 million at an exchange rate of 4.13 Argentine Pesos per US Dollar. This NDF hedges indirect exposure of short-term debt denominated in ARS and is due in February 2010.
The net fair values of the exchange rate derivative contracts as of December 31, 2009 and December 31, 2008 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2009	2008
USD/EUR	Forward	6,151 EUR	177	(423)
CAD/USD	Collar	—	—	6
MXN/USD	Cross Currency Swap	—	—	(12,678)
MXN/USD	Forward	1,167,000 MXN	773	—
ARS/USD	ND Forward	36,272 ARS	638	1,058

			1,588	(12,037)

26 Borrowings

	Year ended December 31,
	2009	2008
(i) Non-current
Bank borrowings	1,794,149	2,336,796
Less: debt issue costs	(6,945)	(10,929)

	1,787,204	2,325,867

(ii) Current
Bank borrowings	543,940	945,822
Less: debt issue costs	(4,415)	(4,362)

	539,525	941,460

Total borrowings	2,326,729	3,267,327

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
26 Borrowings (continued)
The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2010	2011	2012	2009	2008
Fixed Rate	15,595	—	—	15,595	227,276
Floating Rate	523,930	497,736	1,289,468	2,311,134	3,040,051

Total	539,525	497,736	1,289,468	2,326,729	3,267,327

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2009	2008
Bank borrowings	3.04%	2.79%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2009 and 2008, respectively.
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2009	2008
USD	Floating	2,311,134	3,040,051
USD	Fixed	3,971	148,118
ARS	Fixed	11,624	38,754
MXN	Fixed	—	40,404

Total bank borrowings		2,326,729	3,267,327

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos
27 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.
(i) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999
The Administración Federal de Ingresos Públicos (“AFIP” — the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 19.4 million as of December 31, 2009.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP
Based on the above, the Company recognized a provision amounting to USD 2.3 million as of December 31, 2009 as management considers there could be a potential cash outflow.
(ii) Commitments
The following are the Company’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreeement totals USD 121.0 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, invested as of December 31, 2009, USD 263.3 million and additionally has entered into several commitments to acquire new production equipment for a total consideration of USD 157.1 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 174.5 million which is due to terminate in 2025.
Given the severe international financial crisis initiated in 2008, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, during the year, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until March 31, 2010. A consideration of USD 4.1 million was paid as a reimbursement for expenses incurred by Alasa. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the commitments starting April 1, 2010.
(c) Siderar, given the financial crisis initiated in 2008 and following global steel industry trends, entered into several renegotiation processes regarding the main provisions under which the Company had assumed fixed commitments for the purchase of raw materials. The parties have agreed the conditions for the supply of raw materials for the next three years. Under the new agreements, Siderar assumed commitments for a total amount of USD 422.6 million which include purchases of certain raw materials at prices that are USD 66.3 million higher than current market conditions.
(d) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 28% of Ternium Mexico’s electricity needs. The contract with Iberdrola will terminate in 2027.
(e) Ternium Mexico (former Hylsamex S.A. de C.V. and subsidiaries) entered into 7 long-term operating lease agreements for the rental of machinery, materials handling equipment and computers. Total amounts due in 2010, include USD 0.8 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2009 accounts for USD 2.8 million.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(f) On April 5, 2000, several subsidiaries of Ternium Mexico (former Grupo Imsa) which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contract with Tractebel will terminate in 2018.
(g) On April 1, 2003, Ternium Mexico (former Grupo Imsa, through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to Ternium Mexico’s plants located in Monclova and Puebla, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Ternium Mexico’s needs during the relevant period and Ternium Mexico has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.
(h) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures.. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million, the maximum aggregate cap on liability that the offtakers would have under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
At the acquisition of Ternium Mexico by Ternium, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company decided to fully impair the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of the market conditions.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(i) On January 19, 2006, Ternium Mexico (former Grupo Imsa, through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to three of Ternium Mexico’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Ternium Mexico’s daily needs for the relevant period. Ternium Mexico has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December
31, 2009
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2009	1,457,281
Profit for the year	78,098

Total shareholders equity under Luxembourg GAAP	5,356,393

28 Earnings per share
As of December 31, 2009, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2009, 2008 and 2007, the weighted average of shares outstanding totaled 2,004,743,442 shares.
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2009	2008	2007
Profit from continuing operations attributable to equity holders of the Company	305,830	544,987	293,573
Profit from discontinued operations attributable to equity holders of the Company	411,570	170,431	490,917
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.15	0.27	0.15
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	0.21	0.09	0.24

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
29 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.
(ii) Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments (the first installment was paid on August 7, 2009 and the second on November 9, 2009), while the second tranche is due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Nationalization of Sidor (continued)
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
At December 31, 2009 the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, the Company recorded a gain in the amount of USD 136.0 million included in “Interest income — Sidor financial asset” in the Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations. For a discussion of the current status of the receivable with CVG, see note 34 “Subsequent Events — Sidor Compensation Payments.”
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2009	2008(1)	2007(2)
Net sales	—	467,618	2,899,049
Cost of sales	—	(306,744)	(1,833,427)

Gross profit	—	160,874	1,065,622
Selling, general and administrative expenses	—	(90,362)	(328,850)
Other operating income (expenses), net	—	1,080	13,146

Operating income	—	71,592	749,918
Financial expenses, net	—	(15,330)	(13,018)
Loss from Participation Account — Sidor	—	(96,525)	(701,599)
Income from Participation Account	—	210,205	419,065
Equity in (losses) earnings of associated companies	—	(150)	(7,499)

Income before income tax	—	169,792	446,867
Income tax benefit	—	41,326	133,058

Subtotal	—	211,118	579,925
Gain form the sale of non strategic U.S. assets — see Note 29 (i)		97,481
Reversal of currency translation adjustment — Sidor	—	(151,504)	—
Gain from the disposal of Sidor (net of income tax)	428,023	—	—

Income from discontinued operations	428,023	157,095	579,925

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes the results of Sidor for the period January 1, 2007 up to December 31, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
29 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2009	2008(1)	2007 (2)
Cash flows from discontinued operating activities
Net income of from discontinued operations	428,023	157,095	579,925
Adjustments for:
Depreciation and amortization	—	50,820	217,662
Income tax accruals less payments	—	(41,613)	(133,930)
Gain from the sale of non strategic U.S. assets	—	(97,481)	—
Reversal of currency translation adjustment — Sidor	—	151,504	—
Gain from the disposal of Sidor	(428,023)
Changes in working capital and others	—	107,184	(39,356)

Cash flows from discontinued operating activities	—	327,509	624,301
Net cash used in discontinued investing activities	—	(54,923)	(98,685)
Net cash used in discontinued financing activities	—	(30,216)	(106,311)

Net cash flows from discontinued operations	—	242,370	419,305

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to December 31, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.
30 Related party transactions
The Company is controlled by San Faustín, which at December 31, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:

	Year ended December 31,
	2009	2008
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	40,915	109,036
Sales of services to associated parties	76	43
Sales of services to other related parties	562	1,101

	41,553	110,180

(b) Purchases of goods and services
Purchases of goods from other related parties	34,834	61,127
Purchases of services from associated parties	31,403	32,796
Purchases of services from other related parties	91,404	172,708

	157,641	266,631

(c) Financial results
Income with associated parties	581	906
Income with other related parties	118	—
Expenses with other related parties	(29)	—

	670	906

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
30 Related party transactions (continued)
(ii) Transactions involving discontinued operations
During the three-month period ended March 31, 2008, Sidor entered into several transactions with related parties outside the Ternium group. These transactions have been included within “Income from discontinued operations” in the consolidated income statement for the year ended December 31, 2008. The related amounts are described in the table below:

	Year ended December 31,
	2009	2008
Sales of goods and services to related parties/associated companies	—	14,644
Purchases of goods and services to related parties/associated companies	—	29,947
Financial income with related parties/associated companies	—	488

	—	45,079

(iii) Year-end balances

	At December 31,
	2009	2008
a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	329	1,655
Receivables from other related parties	13,128	20,271
Advances to suppliers with other related parties	15,687	27,300
Payables to associated parties	(1,775)	(1,164)
Payables to other related parties	(16,541)	(44,047)

	10,828	4,015

(b) Other investments
Time deposit	16,161	15,075

	16,161	15,075

(iv) Officers and Directors’ compensation
The aggregate compensation of Officers and Directors earned during the years ended December 31, 2009, 2008 and 2007 amounts to USD 9,471 thousand, USD 10,955 thousand and USD 9,984 thousand, respectively.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
31 Other required disclosures
(a) Statement of comprehensive income

				Currency
	Cash flow hedges			translation
	Gross amount	Income Tax	Total	adjustment
At January 1, 2007	—	—	—	(116,171)
Increase / (Decrease)	—	—	—	(2,283)

At December 31, 2007	—	—	—	(118,454)
Increase / (Decrease)	(91,844)	25,717	(66,127)	(654,500)
Reclassification to income statement	9,270	(2,596)	6,674	—
Reclassification to discontinued operations	—	—	—	151,504

At December 31, 2008	(82,574)	23,121	(59,453)	(621,450)
Increase / (Decrease)	(19,348)	5,417	(13,931)	(93,922)
Reclassification to income statement	55,229	(14,529)	40,700	—

At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)

(b)	Statement of cash flows

	At December 31,
	2009	2008	2007
(i) Changes in working capital (i)
Inventories	429,122	(821,713)	(59,249)
Receivables, other investments and others	115,252	(35,031)	32,312
Trade receivables	193,677	(22,535)	68,962
Other liabilities	(67,778)	20,412	(3,543)
Trade payables	(35,094)	(212,605)	59,246

	635,179	(1,071,472)	97,728

(ii) Income tax accrual less payments
Tax accrued (Note 11)	91,314	162,704	291,345
Taxes paid	(140,656)	(251,215)	(342,816)

	(49,342)	(88,511)	(51,471)

(iii) Interest accruals less payments
Interest accrued	105,655	138,979	135,755
Interest paid	(94,949)	(223,130)	(48,175)

	10,706	(84,151)	87,580

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
32 Recently issued accounting pronouncements
(i) IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In December 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 17 “Distributions of Non-cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes assets other than cash (non-cash assets) as dividends to its owners. In those situations, an entity may also give its owners a choice of receiving either non-cash assets or a cash alternative.
An entity shall apply this Interpretation prospectively for annual periods beginning on or after 1 July 2009. Retrospective application is not permitted. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact and also apply IFRS 3 (as revised in 2008), IAS 27 (as amended in May 2008) and IFRS 5 (as amended by this Interpretation).
The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.
(ii) IFRIC Interpretation 18, “Transfers of assets from customers”
In January 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 18 “Transfers of assets from customers” (“IFRIC 18”). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to construct or acquire an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.
An entity shall apply this Interpretation for transfers of assets from customers received on or after 1 July 2009. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 18 will not have a material effect on the Company’s financial condition or results of operations.
(iii) Amendments to IFRIC 9 and IAS 39, “Embedded Derivatives”
In March 2009, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” and IFRIC Interpretation 9 “Reassessment of Embedded Derivatives”. The amendments clarify the accounting of embedded derivatives when a financial asset is reclassified out of the “fair value through profit or loss” category as permitted by IAS 39, as amended in October 2008. By these amendments, IFRIC 9 was amended to permit such reclassification and to clarify that an entity is required to assess whether an embedded derivative is closely related to the host contract at the date of reclassification.
Entities shall apply these amendments for annual periods beginning on or after 30 June 2009.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
(iv) Improvements to International Financial Reporting Standards
In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(v) Amendments to IFRS 2, “Shared-based Payments”
In June 2009, the IASB amended International Financial Reporting Standard 2 “Shared-based Payments”. The amendment clarifies the accounting of group cash-settled shared-based payment transactions, establishing that in its separate or individual financial statements, the entity receiving the goods or services shall measure the goods or services received as either an equity-settled or a cash-settled share-based payment transaction by assessing: (i) the nature of the awards granted, and (ii) its own rights and obligations.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2, retrospectively, for annual periods beginning on or after 1 January 2010. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to IAS 32, “Classification of Right Issues”
In October 2009, the IASB amended International Financial Reporting Standard 32 “Financial Instruments: Presentation” (IAS 32 — amended). The amendment includes changes in the definition of a financial liability to exclude rights, options or warrants to acquire a fixed number of the entity’s own equity instruments offered pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.
Entities shall apply these amendments for annual periods beginning on or after 1 February 2010.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vii) IFRIC interpretation 19, “Extinguishing Financial Liabilities with Equity Instruments”
In November 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments” (“IFRIC 19”). IFRIC 19 addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability.
An entity shall apply this Interpretation for annual periods beginning on or after 1 July 2010. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2010, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 19 will not have a material effect on the Company’s financial condition or results of operations.
(viii) Amendments to IFRIC 14, “Prepayments of a Minimum Funding Requirement”
In November 2009, the IASB amended IFRIC Interpretation 14 “Prepayments of a Minimum Funding Requirement”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.
An entity shall apply those amendments for annual periods beginning on or after 1 January 2011. Earlier application is permitted. If an entity applies the amendments for an earlier period, it shall disclose that fact.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(ix) International Financial Reporting Standard 9, “Financial Instruments”
In November 2009, the International Accounting Standards Board issued International Financial Reporting Standard 9, “Financial Instruments” (“IFRS”). The objective of this IFRS is to establish principles for the financial reporting of financial assets that will disclose relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the entity’s future cash flows.
An entity shall apply this IFRS for annual periods beginning on or after 1 January 2013. Earlier application is permitted. If an entity applies this IFRS in its financial statements for a period beginning before 1 January 2013, it shall disclose that fact.
The Company’s management has not assessed the potential impact that the application of IFRS 9 may have on the Company’s financial condition or results of operations.
(x) International Accounting Standard 24 (revised 2009), “Related Party Disclosures”
In November 2009, the International Accounting Standards Board issued International Accounting Standard 24 (revised 2009), “Related Party Disclosures” (the “Standard”). The objective of this Standard is to ensure that an entity’s financial statements contain the disclosures necessary to draw attention to the possibility that its financial position and profit or loss may have been affected by the existence of related parties and by transactions and outstanding balances, including commitments, with such parties.
This Standard supersedes IAS 24 Related Party Disclosures (revised 2003) and is applicable retrospectively for annual periods beginning on or after 1 January 2011. Earlier application is permitted. If an entity applies the Standard for a period beginning before 1 January 2011, it shall disclose that fact.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
33 Financial risk management
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.
Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.
Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2009. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS

US dollar (USD)	(n/a	)	(2,124.8)	161.5
EU euro (EUR)	6.9		(3.2)	39.2
Other currencies	1.4		—	—
We estimate that if the Argentine peso and Mexican peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 19.6 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 32.5 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
(ii) Interest rate risk
Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.
Ternium’s nominal weighted average interest rate for its debt instruments —which also includes the effect of derivative financial instruments- was 3.04% and 2.79% for 2009 and 2008, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2009 and 2008, respectively.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk (continued)
(ii) Interest rate risk (continued)
Ternium’s total variable interest rate debt amounted to USD 2,311 million (99% of total borrowings) at December 31, 2009 and USD 3,040 million (93% of total borrowings) at December 31, 2008.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2009, excluding borrowings with derivatives contracts mentioned in Note 25(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2009 would have been USD 7.6 million lower.
(iii) Commodity price risk
In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 27(ii).
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.
Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.
As of December 31, 2009, trade receivables total USD 437.8 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 12.8 million, credit insurance of USD 220.6 million and other guarantees of USD 12.2 million.
As of December 31, 2009, trade receivables of USD 415.2 million were fully performing.
As of December 31, 2009, trade receivables of USD 29.4 million were past due. These trade receivables as of December 31, 2009, are past due less than 3 months.
The amount of the allowance for doubtful accounts was USD 16.7 million as of December 31, 2009.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2009, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	284.8
EU euro (EUR)	30.2
Argentine peso (ARS)	29.3
Mexican peso (MXN)	329.1
Other currencies	2.1

675.5

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
33 Financial risk management (continued)
1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.
Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.
The Company has not negotiated additional credit facilities.
The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2010	2011	2012	2013	Thereafter

Borrowings	539.5	497.7	1,289.5	—	—
Interests to be accrued	21.8	17.1	12.7	—	—
Trade payables and other liabilities	445.6	3.8	1.3	0.5	19.5
Derivatives financial instruments	46.2	27.3	5.8	—	—

Total	1,053.1	545.9	1,309.3	0.5	19.5

As of December 31, 2009 total borrowings less cash and cash equivalents and other investments amounted to USD 184.1 million.
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.27 and 0.37 as of December 31, 2009 and 2008, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non financial assets and liabilities such as advanced payments and income tax payables, are not included.

		Assets at fair
At December 31, 2009	Loans and	value through
(in USD thousands)	receivables	profit and loss	Derivatives	Total

(i) Assets as per statement of financial position
Receivables	37,414	—	—	37,414
Derivative financial instruments	—	—	1,588	1,588
Trade receivables	437,835	—	—	437,835
Other investments	46,844	16,161	—	63,005
Cash and cash equivalents	75,050	2,020,748	—	2,095,798

Total	597,143	2,036,909	1,588	2,635,640

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
33 Financial risk management (continued)
2) Financial instruments by category and fair value hierarchy level (continued)

At December 31, 2009		Other financial
(in USD thousands)	Derivatives	liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	82,085	82,085
Trade payables	—	388,580	388,580
Derivative financial instruments	78,710		78,710
Borrowings	—	2,326,729	2,326,729

Total	78,710	2,797,394	2,876,104

Trade payables, borrowings and other liabilities are carried at amortized cost. These amounts do not differ significantly from fair value.
Fair Value by Hierarchy
Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2009
	(in USD thousand):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,020,748	1,860,608	160,140	—
Other investments	16,161	16,161	—	—
Derivatives financial instruments	1,588	—	1,588	—

Total assets	2,038,497	1,876,769	161,728	—

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	78,710	—	78,710	—

Total liabilities	78,710	—	78,710	—

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.
3) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
33 Financial risk management (continued)
3) Accounting for derivative financial instruments and hedging activities (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2009, the effective portion of designated cash flow hedges amounts to USD 32.7 million (net of taxes for USD 14.0 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.
As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.
34 Subsequent Events — Sidor Compensation Payments
As further described in Note 29 (ii), on May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG and agreed to receive an aggregate amount of USD1.97 billion as compensation for such transfer.
As of the date of these financial statements, the Company has not received the Sidor compensation payments required to be made by CVG on February 8, 2010. These payments consist of a USD157.5 million principal installment, plus interest, due under the first tranche, and a USD141.4 million mandatory prepayment, plus interest, due under the second tranche. The total balance of the Sidor compensation payments outstanding as of December 31, 2009 amounts to USD 1.02 billion, plus interest.
The Company reserves all of its rights under contracts, Venezuelan and international law, including bilateral investment treaties, to pursue its Sidor compensation payments. In particular, under the May 7, 2009 agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
Roberto Philipps
Chief Financial Officer